Please note that this letter is in draft form, and in no way reflects the Registrant’s or Fund management’s final intent with respect to the letter discussed herein.

Corbyn Investment Management, Inc.
2330 West Joppa Road, Suite 108
Lutherville, MD  21093

April 29, 2009

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
Mr. Richard Pfordte
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street N.E.
Washington D.C.  20549

Re:	Greenspring Fund, Inc. (“the Company”)
File Nos. 002-81956 and 811-03627

Dear Ms. Browning and Mr. Pfordte:

This letter is in response to the comments provided to Jeanine Bajczyk and Daphne Roy of U.S. Bancorp Fund Services, LLC, on April 23, 2009, and April 29, 2009, regarding the Company’s Post-Effective Amendment (“PEA”) No. 34 to its registration statement.  PEA No. 34 was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) on Form N-1A on March 2, 2009, and will become effective 60 days after filing on May 1, 2009.  PEA No. 34 was filed for the purpose of conforming the Company’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Company is filing PEA No. 35 under Rule 485(b) with the revisions discussed herein in response to your comments, to update financial information, make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

In addition, in connection with this filing, the Company hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Company and its management are solely responsible for the content of such disclosure;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *
The Company’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS RECEIVED APRIL 23, 2009 and April 29, 2009

PROSPECTUS COMMENTS

Summary Sections

1.
Please revise the footnotes to the “Fees and Expenses” table of the Fund’s Summary Section in the following ways:  (a) Remove footnote 1; (b) Remove the second sentence of footnote 2; (c) Remove footnote 3; (d) Remove footnote 4; (e) Delete all but the last sentence of footnote 5.

The Company responds by making the footnote revisions as requested.

2.	Under “Principal Investment Strategies” of the Fund’s Summary Section, indicate whether the Fund invests entirely in U.S. investments or in both U.S. and foreign securities?

The Company responds by adding a new second sentence to the section that reads:  “The Fund invests primarily in securities of U.S. issuers, but may invest in securities of foreign issuers.”

3.
Under “Principal Investment Risks” of the Fund’s Summary Section, the fourth bullet point risk indicates that the Fund may invest in small capitalization securities.  Consider whether this should also include reference to mid-capitalization securities and revise as necessary.

The Company responds by revising the fourth bullet point to read:  “The Fund may invest in small and medium capitalization securities that tend to be more volatile and less liquid than large capitalization securities, which can negatively affect the Fund’s ability to purchase or sell these securities.”

4.	Under “Average Annual Total Returns,” please move the inception date currently listed in footnote 1 to the “Since Inception” column header of the table. Please also remove both footnotes 4 and 5.

The Company responds by revising the table as requested.

5.
Under the “Purchase and Sale of Fund Shares” section, revise the two paragraphs following the minimum investment table to conform with the implied instructions of Item 6(b) of Form N-1A and our conversation on April 29, 2009.

The Company responds by deleting the second paragraph and revising the first paragraph to read as follows: “Investors may purchase or redeem Fund shares on any business day by written request, wire transfer, telephone, or through a financial intermediary. You may conduct transactions by mail (Greenspring Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701), by wire, or by telephone at (800) 576-7498.  Purchases and redemptions by telephone are only permitted if you previously established this option on your account.  You may also purchase additional Fund shares online at www.greenspringfund.com; however, online redemptions are not permitted.”

6.	Rename the “Dividends, Capital Gains, and Taxes” section to “Tax Information.”

The Company responds by revising the heading as requested.

7.
Under “Payments to Financial Intermediaries,” please revise the heading to read, “Payments to Broker-Dealers and Other Financial Intermediaries,” if applicable.  Additionally, in the first sentence, provide an example of a financial intermediary (e.g., “such as a bank”).  Further, if any of the payments for services are for the sale of fund shares, also state this in the first sentence.

The Company responds by revising the heading as suggested.  It also revised the first sentence of this section to read, “If you purchase the Fund through a broker-dealer or other financial intermediary (such as a financial advisor), the Fund and/or its investment adviser may pay the intermediary a fee to compensate them for the services it provides, which may include performing sub-accounting services, delivering Fund documents to shareholders and providing information about the Fund.”

No payments are made for the sale of fund shares.

Statutory Prospectus Sections

8.
Under “Regular Account,” on page 13, clarify whether “deposit in the mail or with such services, or receipt at the Transfer Agent’s post office box of a New Account Application or redemption requests does not constitute receipt by the Transfer Agent” truly applies only to New Account Applications or if this also applies to other items similarly deposited.   Also consider including a reference to receipt of these items by financial intermediaries.

The Company responds by removing the language from page 13 and relocating it to page 17, under “Other Purchase Information.” Additionally, the Company revised the paragraph to read: “The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.  Therefore, deposit in the mail or with such services, or receipt at the Transfer Agent’s post office box of a New Account Application, additional investment requests, or redemption requests, does not constitute receipt by the Transfer Agent or your financial intermediary.”

*     *     *     *     *     *

I trust that the above response and revisions adequately addresses your comments.  If you have any additional questions or require further information, please contact Daphne Roy at (414) 765-5598.

Sincerely,

/s/ Elizabeth A. Swam
Elizabeth A. Swam
Secretary, Treasurer, and CCO
Corbyn Investment Management, Inc.

cc:           R. Darrell Mounts, Esq., K&L Gates LLP